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                                                                    Exhibit 99.2

                     [THE DIALOG CORPORATION PLC LETTERHEAD]

NEWS ANNOUNCEMENT

For Immediate Release

               ALLEN THOMAS APPOINTED DIALOG CORPORATION CHAIRMAN

London, England and Cary, N.C.: June 17, 1999: The Dialog Corporation plc (NASDAQ:DIAL, LSE:DLG), a leading provider of Internet-based information, technology and eCommerce solutions to the corporate market, today announced that Allen Thomas has been appointed Chairman, effective immediately.

Today's announcement follows the May 28 announcement that Michael Mander was stepping down.

Allen Thomas, American, aged 59, joined the Board of Dialog as a non-executive Director in September 1997, and was appointed Deputy Chairman in December 1998. A US and UK qualified lawyer, he is Chairman of Ockham Holdings plc, a Director of Penna Holdings plc and a non-executive Director of Eidos plc. From 1972 to 1992 he was a partner in Paul, Weiss, Rifkind, Wharton & Garrison, a leading New York law firm, where he was founding managing partner of the Hong Kong office. He was also a non-executive Director of Mitsubishi Bank Trust Company of New York.

The Dialog Corporation plc (http://www.dialog.com) is a leading provider of Internet-based information, technology and eCommerce solutions to the corporate market, created by the merger of M.A.I.D plc and Knight-Ridder Information Inc. Dialog provides a range of technologies and services for Internet and intranet-based knowledge management and eCommerce applications. The Company's InfoSort indexing technology is widely perceived to offer an industry standard for information categorization, while the DIALOG, DataStar and Profound range of products and services provide comprehensive, authoritative sources of information to professionals worldwide. The Dialog Corporation has world headquarters in London and US headquarters in Cary, NC. Its American Depositary Shares (ADS) are traded on NASDAQ under the symbol "DIAL" with four Ordinary Shares comprising one ADS; its Ordinary Shares trade on the London Stock Exchange under the symbol "DLG."

CONTACTS:
Kristian Talvitie, U.S. Investor Relations         kristian_talvitie@dialog.com
212/381-1824

David C. Collins/Robert L. Rinderman               dial@jcir.com

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Jaffoni & Collins Incorporated
212/835-8500

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